

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Via E-mail
G. Steven Farris, Chairman and CEO
Apache Corporation
One Post Oak Central
2000 Post Oak Blvd.
Suite 100
Houston, TX 77056-4400

> **Re: Apache Corporation**
> **Form 10-K**
> **Filed February 29, 2012**
> **Response dated July 27, 2012**
> **File No. 1-04300**

Dear Mr. Farris:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Items 1 and 2 – Business and Properties, page 1

Proved Undeveloped Reserves, page 18

1.   We note your response to comment 1 in our letter dated July 16, 2012 presents increases in your active drilling rig count for the first six months of 2012 and as of July 16, 2012. Please affirm to us, if true, that you have also increased the drilling of your booked proved undeveloped locations by a similar or greater fraction over these same periods.

Risk Factors, page 23

2.   We note your response to prior comment 3 from our letter dated July 16, 2012. We also note that it is reported that companies in your industry have been the target of cyber attacks. In your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation by cyber attacks. In addition, in order to provide the proper context for your risk factor disclosure, and as your letter of response suggests, please confirm that you will disclose that you have experienced cyber attacks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz (Branch Chief) at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

Roger Schwall
Assistant Director